Exhibit 1.01 – Conflict Minerals Report (CMR)

Conflict Minerals Report of Hasbro, Inc.

Section 1: Introduction and Company Overview

This is the Conflict Minerals Report of Hasbro, Inc. (herein referred to as "Hasbro," the "company," "we," "us," or "our") for calendar year 2013 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 ("Rule 13p-1"). Numerous terms in this report are defined in Rule 13p-1 and Form SD and the reader is invited to refer to those sources for complete definitions of these terms.

Hasbro, Inc. (NASDAQ: HAS) is a branded-play company headquartered in Pawtucket, RI and dedicated to fulfilling the fundamental need for play for children and families through creative expression of our world class brand portfolio, including TRANSFORMERS, MONOPOLY, PLAY-DOH, MY LITTLE PONY, MAGIC: THE GATHERING, NERF and LITTLEST PET SHOP. We express our brands not only through toys and games, but also through television programming, motion pictures, digital gaming and a comprehensive licensing program.

Some of Hasbro's products include electronics and other components that contain tin, tungsten, tantalum and/or gold (referred to hereafter as "conflict minerals" or "3TG").  Accordingly, we are subject to the disclosure requirements of Section 1502 of the  Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act" or the "Act") and Rule 13p-1 under the Securities and Exchange Act of 1934.  Hasbro has concluded that during the 2013 calendar year, we manufactured and contracted to manufacture products containing 3TG and have determined that these minerals are necessary to the functionality or production of these products.

As described in Form SD, we conducted a Reasonable Country of Origin Inquiry ("RCOI")  to assess whether the necessary conflict minerals in our products originated from the Covered Countries.  Based on our RCOI, we were unable to determine that  our necessary conflict minerals did not originate in the Covered Countries or are not from recycled or scrap sources.

Section 2: Due diligence framework

Hasbro designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013) ("OECD Framework") and related supplements for gold and for tin, tantalum and tungsten.

Section 3: Due diligence measures undertaken

Hasbro's due diligence efforts for 2013 included the following steps:

Establish company management systems:  Hasbro:

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Established a policy statement with respect to sourcing of minerals from the Democratic Republic of Congo ("DRC") and its adjoining countries and published this statement online at the following internet address {http://csr.hasbro.com/has12-conflict-minerals-policy.php}.

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Established an internal governance structure that included a cross functional conflict minerals steering committee and working group comprised of representatives from Global Operations, Quality Assurance, Corporate Social Responsibility, Information Technology, Legal, Finance and Investor Relations.

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Engaged with at-risk suppliers of owned and operated facilities (direct suppliers) and third party vendors (contract manufacturers) that Hasbro believed were most likely to supply products containing  3TG, by sending a notification letter stating that Hasbro is subject to Section 1502 of the Dodd-Frank Act, and that their cooperation in responding to a survey is expected.

·	Participated in discussions about conflict minerals and related sourcing issues with members of the Toy Industry Association.
·	Conducted a supply chain survey based on the EICC/GeSI conflict minerals questionnaire with 53 at-risk suppliers identified during our applicability assessment and RCOI.
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Provided surveyed suppliers with links to multi-language conflict minerals web-based training presentations that included an overview of the conflict minerals rules under the Dodd-Frank Act, as well as trainings on how to complete the survey.

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Developed a grievance mechanism to enable the reporting of grievances via the Hasbro Helpline or the Hasbro Conflict Minerals email identified in the policy statement available at the following internet address {http://csr.hasbro.com/has12-conflict-minerals-policy.php }.

·	Established a plan to retain conflict minerals program documentation for at least 5 years.

Identify and assess risks in the supply chain

·	Suppliers surveyed were asked to identify smelters and refiners based on the EICC/GeSI conflict minerals questionnaire.
·	Every survey received was logged in our technology platform and reviewed manually by Hasbro personnel.
·	Survey responses that we believed to be incomplete or inconsistent were identified for additional follow-up.
·	Smelters identified by suppliers surveyed by Hasbro were compared against the Conflict Free Smelter program list or the London Bullion Market Association (LBMA) Good Delivery List.

Design and implement a strategy to respond to identified risks

·	Supplier review response process included reporting of risk management activities to members of the steering committee.
·	Suppliers that did not respond to Hasbro's initial survey request were sent up to three escalation notifications requesting that they provide the information requested.
·	Suppliers who provided incomplete or inconsistent responses were sent a follow-up corrective action letter asking them to update their survey response.
·	Suppliers who did not update their survey response based on the corrective action notification will be subject to Hasbro's continual improvement plan.
·	Hasbro contacted suppliers who identified smelters that were not designated as conflict free to determine if they had any additional information regarding country of origin of the conflict minerals.

Carry out independent third-party audit of smelter/refiner due diligence practices

Hasbro is a downstream consumer of necessary conflict minerals and is many steps removed from smelters and refiners who provide minerals and ores. Hasbro does not purchase raw minerals or ores, and does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries.  Therefore, Hasbro does not perform or direct audits of smelters and refiners within the supply chain, but rather we rely on the audits carried out by the Conflict Free Sourcing Initiative (CFSI) or LBMA program.

Report annually on supply chain due diligence

This report and the associated Form SD are available online at the following internet address {http://csr.hasbro.com/has13-conflict-minerals-report.php}.

Section 4: Determination

Based on the due diligence described above, Hasbro has determined that for its products containing necessary conflict minerals, Hasbro is not able to determine if such conflict minerals did or did not originate in the Covered Countries or are from recycled or scrap sources.
Hasbro's product categories that may include products containing 3TG are (1) boys; (2) games; (3) girls; and (4) preschool:

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Boys:  Boys products include action figures, vehicles, playsets and role play items.  Boys' franchise brands include the NERF line of sports and action products and TRANSFORMERS action figures and accessories. Our boys' category also included SUPER SOAKER water blasters, G.I. JOE action figures and accessories and entertainment-based licensed products based on popular movie, television and comic book characters.

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Games: Our games category included an assortment of brands delivered on various gaming platforms, including action battling, board, off-the-board, digital, trading card and role-playing games. Franchise brands in Games comprise MAGIC: THE GATHERING and MONOPOLY, and other major game brands included in our Games business are BATTLESHIP, BOP-IT, CANDYLAND, CLUE, CONNECT 4, CRANIUM, DUEL MASTERS, ELEFUN & FRIENDS, GAME OF LIFE, JENGA, OPERATION, RISK, SORRY!, TRIVIAL PURSUIT, TWISTER, and YAHTZEE.

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Girls: In our Girls business we offer small dolls and fashion dolls, creative play products, and active role play products.  Girls' franchise brands comprise LITTLEST PET SHOP, MY LITTLE PONY and NERF REBELLE. Other major girls' brands included FURREAL FRIENDS, BABY ALIVE, EASY BAKE and FURBY.

·	Pre-school: Franchise brand offerings in the preschool category included PLAY-DOH and TRANSFORMERS RESCUE BOTS products. Other major preschool brands included PLAYSKOOL.

Hasbro does not, to the best of its knowledge, directly purchase 3TG from any of the Covered Countries.  As a downstream consumer of 3TG, Hasbro must rely on its suppliers to gather information about smelters and refiners in the supply chain. Hasbro has received responses from 85% of the suppliers it surveyed (the survey including all 53 direct suppliers and contract manufacturers identified as being at risk for incorporating 3TG into products supplied to Hasbro).   In some cases the responses from suppliers included a list of smelters used by such suppliers. Our contract manufacturers supply finished products in every product category.  Direct suppliers supply materials to our manufacturing facilities for Games products.  All of the responses to our survey were at a company level and the suppliers were unable to report which specific smelters or refiners were part of the supply chain for products sold to Hasbro. In addition, the Hasbro sourcing model is designed to provide Hasbro flexibility to move production of products among suppliers based on supplier capacities and product demand.  Consequently, there may be instances where the same Hasbro branded product is manufactured by multiple contract manufacturers, which increases the complexity in linking a product with specific smelters for all of its suppliers.  Therefore, with the level of information Hasbro has received from its suppliers and its current technology infrastructure, Hasbro has not been able to connect specific smelters or refiners to our individual product categories or products within those categories for the 2013 reporting year and Hasbro has not been able to determine the country of origin for 3TG minerals in our products.

Section 5: Independent audit

Pursuant to Rule 13p-1, Hasbro has determined that for 2013 an independent private sector audit is not required.

Section 6: Continuous Improvement efforts to mitigate risk

Hasbro has taken and intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate risk that the necessary conflict minerals used in Hasbro products may finance or benefit armed groups in the Covered Countries:

·	Update contract terms and conditions for new contracts requiring direct suppliers and contract manufacturers to respond to inquiries regarding conflict minerals in a timely manner.
·	Continue engaging non-responsive and non-compliant suppliers from 2013 into the 2014 reporting period.
·	Continue to work with direct suppliers and contract manufacturers to identify to the extent possible the source of conflict minerals used in Hasbro's products.
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Build capabilities with active and new contract manufacturers by helping them understand the importance of this initiative to Hasbro and to encourage their participation in 2014 through supplier trainings.

·	Encourage suppliers to source from smelters that have received the conflict free designation.
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As part of its continual improvement plan, Hasbro will be working with its suppliers who supply products to multiple customers, and who use conflict minerals from multiple sources (such as multiple smelters), to determine how  to potentially track individual sources of conflict minerals to individual products or product lines.

Certain statements in this Conflict Minerals Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include expectations concerning the Company's future actions to engage suppliers, to identify to the extent possible the source of 3TG minerals in its products and to take other actions regarding its product sourcing. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties including, but not limited to, decisions to make changes in the Company's continual improvement efforts and delays or difficulties in engaging suppliers and identifying the source of 3TG minterals contained in the Company's products.